[redacted]

10025989 OMMISSION

...20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 51795

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Delta Trust Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11700 Cantrell Road
(No. and Street)

Little Rock (City) AR (State) 72212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dianne Taylor 501-907-2295
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Erwin & Company, P.A.
(Name – *if individual, state last, first, middle name*)

6311 Ranch Drive, Little Rock, AR 72223
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 16 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Alger, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Delta Trust Investments, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANNE G. TAYLOR
PULASKI COUNTY
NOTARY PUBLIC - ARKANSAS
My Commission Expires March 14, 2017
Commission No. [illegible]

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Erwin & Company
A Professional Association
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Delta Trust Investments, Inc.
Little Rock, Arkansas

We have audited the accompanying statements of financial condition of Delta Trust Investments, Inc. (a wholly-owned subsidiary of Delta Trust & Bank) as of December 31, 2009 and 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta Trust Investments, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained on pages 12 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Erwin & Company

Little Rock, Arkansas
February 1, 2010

6311 Ranch Drive ■ Little Rock, Arkansas 72223 ■ 501.868.7486 ■ fax 501.868.7750 ■ www.erwinco.com

DELTA TRUST INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash	$ 23,677	$ 27,239
Deposits with clearing organization (cash of $999 and $260 and money market funds with a market value of $1,211,397 and $1,290,913 at December 31, 2009 and 2008, respectively)	1,212,396	1,291,173
Receivable from clearing organization	178,210	151,705
Other receivables	3,071	3,169
Furniture and equipment, at cost, less accumulated depreciation of $111,280 and $103,563 at December 31, 2009 and 2008, respectively	12,737	19,444
Deferred income taxes	8,944	3,416
Other assets	36,147	34,355
Total assets	$ 1,475,182	$ 1,530,501
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 112,873	$ 76,792
Income taxes payable to parent	80,070	94,355
Total liabilities	192,943	171,147
Stockholder's equity:		
Common stock; $1 par value; 10,000 shares authorized; 5,000 shares issued and outstanding	5,000	5,000
Additional paid-in capital	1,239,883	1,222,176
Retained earnings	37,356	132,178
Total stockholder's equity	1,282,239	1,359,354
Total liabilities and stockholder's equity	$ 1,475,182	$ 1,530,501

See accompanying notes

DELTA TRUST INVESTMENTS, INC.

STATEMENTS OF INCOME

Years ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Commissions	$ 1,937,191	$ 1,704,494
Interest	168,099	253,863
	2,105,290	1,958,357
Expenses:		
Employee compensation and benefits	1,325,169	1,150,823
Brokerage and clearance fees	195,816	195,072
Regulatory fees	32,441	35,572
Communications and data processing	12,482	17,056
Equipment costs	31,288	29,929
Promotional costs	68,301	50,222
Professional fees	14,683	24,310
Occupancy	115,823	110,754
Other	129,567	130,192
	1,925,570	1,743,930
Income before income taxes	179,720	214,427
Provision for income taxes	74,542	89,496
Net income	$ 105,178	$ 124,931

See accompanying notes

DELTA TRUST INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years ended December 31, 2009 and 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - December 31, 2007	$ 5,000	$ 1,205,804	$ 7,247	$ 1,218,051
Stock option compensation	-	16,372	-	16,372
Net income	-	-	124,931	124,931
Balance - December 31, 2008	5,000	1,222,176	132,178	1,359,354
Stock option compensation	-	17,707	-	17,707
Net income	-	-	105,178	105,178
Dividends paid	-	-	(200,000)	(200,000)
Balance - December 31, 2009	$ 5,000	$ 1,239,883	$ 37,356	$ 1,282,239

See accompanying notes

DELTA TRUST INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2009 and 2008

		2009		2008
Cash flows from operating activities:				
Net income	$	105,178	$	124,931
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation		7,717		15,370
Deferred income taxes		(5,528)		(4,859)
Stock option compensation		17,707		16,372
Changes in operating assets and liabilities:				
Deposits with clearing organization		78,777		6,474
Receivable from clearing organization		(26,505)		(56,347)
Other receivables		98		22,802
Other assets		(1,792)		(3,094)
Accounts payable and accrued expenses		36,081		(80,652)
Income taxes payable to parent		(14,285)		(38,915)
Net cash provided by operating activities		197,448		2,082
Cash flows from investing activities:				
Purchases of furniture and equipment		(1,010)		(11,236)
Net cash used by investing activities		(1,010)		(11,236)
Cash flows from financing activities:				
Dividends paid		(200,000)		-
Net cash used by financing activities		(200,000)		-
Net decrease in cash and cash equivalents		(3,562)		(9,154)
Cash and cash equivalents:				
Beginning of year		27,239		36,393
End of year	$	23,677	$	27,239
Supplemental cash flow information:				
Income taxes paid to parent	$	94,355	$	133,270

See accompanying notes

DELTA TRUST INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of operations -

Delta Trust Investments, Inc. (the Company) is a wholly-owned subsidiary of Delta Trust & Bank, which is a wholly-owned subsidiary of Delta Trust & Banking Corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company earns its revenue primarily from the sale of equities, mutual funds and bonds.

The Company conducts its business primarily in the state of Arkansas and is subject to competition from other securities dealers. The Company is also subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Commission revenue and related expenses are recorded on a trade date basis. The Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Recent accounting pronouncements -

In December 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises.* FSP FIN 48-3 permitted an entity within its scope to defer the effective date of FASB Interpretation 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, to its annual financial statements for fiscal years beginning after December 15, 2008. The adoption of FSP FIN 48-3 on January 1, 2009 did not have a material effect on the Company's financial statements.

In May 2009, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 165, *Subsequent Events*, which establishes general accounting and disclosure requirements for events that occur subsequent to the balance sheet date but before financial statements are issued or available to be issued. SFAS No. 165 is effective for the Company's 2009 financial statements. In accordance with SFAS No. 165, the Company has evaluated subsequent events through February 1, 2010, the date these financial statements were available to be issued. The adoption of SFAS No. 165 did not have a material effect on the Company's financial statements.

In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162* (the FASB ASC). SFAS No. 168 established the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. generally accepted accounting principles. The FASB ASC supersedes prior existing accounting and reporting standards and is effective for the Company's 2009 financial statements. The FASB ASC did not change previous generally accepted accounting principles; accordingly, its adoption did not have a material effect on the Company's financial statements.

Use of estimates -

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Off-balance-sheet risk -

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for the execution, collection, and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and procedures to ensure that customer transactions are executed properly by the clearing broker-dealer.

Statement of changes in subordinated liabilities -

The accompanying financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under SEC Rule 17a-5, since no such liabilities existed at December 31, 2009 and 2008 or during the years then ended.

Cash and cash equivalents -

For purposes of the statement of cash flows, cash and cash equivalents include cash on hand and demand deposits in commercial banks and brokerage firms. Cash segregated under federal and other regulations are not considered cash equivalents for purposes of the statement of cash flows because such assets would be segregated for the benefit of customers only. At December 31, 2009 and 2008, no amounts were required to be segregated pursuant to federal and other regulations.

Deposits with clearing organization -

The Company maintains deposits with its clearing broker-dealer that principally consist of money market mutual funds and are carried at cost. Although these funds invest mainly in U.S. government obligations and other high quality fixed income securities, such funds are not federally insured.

Premises and equipment -

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

Income taxes -

The Company participates in the filing of consolidated federal and Arkansas income tax returns with its parent companies and other affiliated entities. Each member's tax is computed based on separately determined taxable income. The consolidated returns are no longer subject to federal or Arkansas income tax audits by tax authorities for years prior to 2006.

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Stock-based compensation -

The Company has a stock-based employee compensation plan, which is described more fully in Note 5. The Company applies the fair value method of recording stock-based compensation for all stock options granted after December 31, 2005, as prescribed by FASB ASC 715. The cost of stock-based awards is recognized over the period during which the employee is required to provide service in exchange for the award. No stock-based compensation cost is reflected in net income for stock options granted prior to January 1, 2006.

(2) INCOME TAXES:

The provision for income taxes consists of the following:

	2009	2008
Taxes currently payable	$ 80,070	$ 94,355
Deferred income taxes	(5,528)	(4,859)
Income tax provision	$ 74,542	$ 89,496

The effective tax rate differs from the statutory federal income tax rate primarily due to state income taxes and non-deductible expenses.

The tax effect of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred tax assets and liabilities at December 31, 2009 and 2008 are as follows:

	2009	2008
Deferred tax assets:		
Stock-based compensation	$ 24,652	$ 17,872
Deferred tax liabilities:		
Accumulated depreciation	1,979	2,805
Prepaid expenses	13,729	11,651
	15,708	14,456
Net deferred tax asset	$ 8,944	$ 3,416

(3) NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to a $250,000 minimum net capital requirement. The Company's excess net capital and ratio of aggregate indebtedness to net capital at December 31, 2009 and 2008 is summarized as follows:

	2009	2008
Net capital, as defined	$ 1,197,112	$ 1,273,152
Minimum net capital requirement	250,000	250,000
Excess net capital	$ 947,112	$ 1,023,152
Ratio of aggregate indebtedness to net capital	0.16 to 1	0.13 to 1

(4) RELATED PARTY TRANSACTIONS:

The Company has entered into agreements with Delta Trust & Bank (the Bank) whereby the Bank has agreed to provide various services for the Company and the Company has agreed to reimburse the Bank for its costs of those services and for its portion of rent expense for office space. Reimbursements for services for the years ended December 31, 2009 and 2008 totaled approximately $151,000 and $162,000, respectively. Reimbursements for rent for the years ended December 31, 2009 and 2008 totaled approximately $111,000 and $106,000, respectively. The Company also received commission income from the Bank during the year ended December 31, 2009 totaling approximately $25,000. Cash at December 31, 2009 and 2008 represents amounts on deposit at the Bank.

The Company has entered into an agreement with Delta Trust Insurance Agency, Inc. (DTIA) whereby the Company has agreed to provide various services to DTIA at cost. Other receivables at December 31, 2009 and 2008 include $3,071 and $3,169, respectively, due from DTIA. Accounts payable and accrued expenses at December 31, 2008 also include $3,306 due to DTIA.

(5) EMPLOYEE BENEFIT PLANS:

The Company participates with the Bank and its affiliates in a 401(k) plan covering substantially all employees. The Company's contributions to the plan are discretionary and are determined annually by the Board of Directors. The Company did not make any employer contributions to the plan during 2009 or 2008.

The Company participates in a non-qualified stock option plan under which shares of Delta Trust & Banking Corporation stock are reserved for grant to selected employees of the Company and its affiliates. Plan participants, upon approval by the Board of Directors, become vested and eligible to purchase Delta Trust & Banking Corporation stock based on the terms of each individual option or warrant agreement. The agreements expire after 10 years and provide for vesting periods ranging from immediate vesting to five-year graded vesting. The purchase price of the stock is equivalent to 100% of the market price (determined by the Board of Directors) at the time of grant. All shares issued in connection with options exercised are in the form of newly issued shares.

The fair value of options granted is estimated on the date of the grant using the Black-Scholes option-pricing model. The expected dividend yield is estimated using the current annual dividend level and recent stock values at the date of grant. The expected term of the options is based on historical employee exercise and termination behavior and estimates of future behavior. The expected volatility of the stock is estimated based on the historical volatility of the stock over the same time period as the expected term of the options. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the options.

The weighted-average assumptions used in the Black-Scholes option-pricing model for the years indicated were as follows:

	2009	2008
Expected dividend yield	0.80%	0.80%
Expected stock volatility	3.34%	10.00%
Risk-free rate	2.72%	3.63%
Expected term (in years)	9.00	9.00

(5) EMPLOYEE BENEFIT PLANS (continued):

A summary of the status of shares under option to Company employees at December 31, 2009 and 2008, and changes during the years then ended is presented below:

	2009		2008	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning of year	1,619	$ 256.92	1,294	$ 252.38
Granted	299	279.97	325	275.00
Exercised	-	-	-	-
Forfeited	-	-	-	-
End of year	1,918	$ 260.52	1,619	$ 256.92
Options exercisable, end of year	1,144	$ 250.36	974	$ 246.90
Weighted-average fair value of options granted during the year	$41.29		$85.67	

A summary of nonvested shares as of December 31, 2009 and the changes during the year then ended is presented below:

	Number of Shares	Weighted Average Calculated Value
Beginning of year	645	$ 88.32
Granted	299	41.29
Vested	(170)	87.16
End of year	774	$ 70.41

At December 31, 2009, unrecognized compensation cost related to nonvested options and warrants totaled $22,819, which is expected to be recognized over a weighted average period of 1.73 years. The total fair value of shares vested during the years ended December 31, 2009 and 2008 was $49,300 and $38,775, respectively.

Compensation cost charged to operations during the years ended December 31, 2009 and 2008 totaled $17,707 and $16,372, respectively. Total income tax benefit recognized in the income statement as a result of stock-based compensation arrangements with employees during the years ended December 31, 2009 and 2008 totaled $6,780 and $6,269, respectively.

No options were exercised by Company employees during the years ended December 31, 2009 or 2008.

(5) EMPLOYEE BENEFIT PLANS (continued):

The following table contains a summary of currently outstanding and exercisable options at December 31, 2009:

	Options Outstanding			Options Exercisable		
Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$225 - $290	1,918	5.83 years	$260.52	1,144	4.18 years	$250.36

ADDITIONAL INFORMATION

DELTA TRUST INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS,
AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL
UNDER RULE 15c3-1

December 31, 2009 and 2008

	2009	2008
Net Capital:		
Total stockholder's equity	$ 1,282,239	$ 1,359,354
Less nonallowable assets:		
Furniture and equipment, net	(12,737)	(19,444)
Other receivables	(3,071)	(3,169)
Deferred tax asset	(8,944)	(3,416)
Other assets	(36,147)	(34,355)
Less haircuts on securities	(24,228)	(25,818)
Net capital	1,197,112	1,273,152
Net capital requirement	250,000	250,000
Excess net capital	$ 947,112	$ 1,023,152
Aggregate Indebtedness:		
Accounts payable and accrued expenses	$ 192,943	$ 171,147
Ratio of Aggregate Indebtedness to Net Capital	0.16 to 1	0.13 to 1
Reconciliation with Company's Computation:		
Net capital, as reported in Company's Part II of Form X-17A-5 (unaudited)	$ 1,197,112	$ 1,273,153
Net audit adjustments	-	-
Rounding	-	(1)
Net capital per above	$ 1,197,112	$ 1,273,152

DELTA TRUST INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3

December 31, 2009

	Credits	Debits
Free credit balances and other credit balances in customers' security accounts	$ -	
Monies borrowed collateralized by securities carried for the accounts of customers	-	
Monies payable against customers' securities loaned	-	
Customers' securities failed to receive	-	
Credit balances in firm accounts which are attributable to principal sales to customers	-	
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	-	
Market value of short security count differences over 30 days old	-	
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	-	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days	-	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3		$ -
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than 30 calendar days		-
Margin required on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		-
Excess of total credits over total debits		-
Required Deposit		None

There were no items of credit or debit includable in the above computation pursuant to Exhibit A of Rule 15c3-3.

There were no variances between this computation of the reserve requirement under Exhibit A of Rule 15c3-3 and the Company's computation filed with Part II of Form X-17A-5. Accordingly, no reconciliation is necessary.

DELTA TRUST INVESTMENTS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

December 31, 2009 and 2008

	2009	2008
1 Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of report date) but for which the required action was not taken by Company within the time frames specified under Rule 15c3-3	$ -	$ -
A. Number of items	-	-
2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -	$ -
A. Number of items	-	-

Erwin & Company
A Professional Association
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm
on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Delta Trust Investments, Inc.
Little Rock, Arkansas

In planning and performing our audit of the financial statements and additional information of Delta Trust Investments, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

6311 Ranch Drive ■ Little Rock, Arkansas 72223 ■ 501.868.7486 ■ fax 501.868.7750 ■ www.erwinco.com

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 1, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the stockholders and management of Delta Trust Investments, Inc., the SEC, the Financial Industry Regulatory Authority, the Arkansas Securities Department, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Erwin & Company

Little Rock, Arkansas
February 1, 2010

Erwin & Company
A Professional Association
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures to an Entity's SIPC Assessment Reconciliation

Board of Directors
Delta Trust Investments, Inc.
Little Rock, Arkansas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Delta Trust Investments, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC and, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Erwin & Company

Little Rock, Arkansas
January 20, 2010

6311 Ranch Drive ■ Little Rock, Arkansas 72223 ■ 501.868.7486 ■ fax 501.868.7750 ■ www.erwinco.com

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051795 FINRA DEC
DELTA TRUST INVESTMENT CO INC 14*14
11700 CANTRELL RD ~~STE 4~~
LITTLE ROCK AR 72223-1706

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dianne Taylor 501-907-2295

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,448

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (703 ~~553~~)

7-17-09
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) ~~1,895~~ 1,745

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ ~~1,895~~ 1,745

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ~~1,895~~ 1,745

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Delta Trust Investments Inc
(Name of Corporation, Partnership or other organization)

Dianne Taylor
(Authorized Signature)

Sec/Treas
(Title)

Dated the 20 day of Jan, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12-31, 2009
Eliminate cents

Item No.		Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 1,654,720 Pg 4
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		0
(2) Net loss from principal transactions in securities in trading accounts.		0
(3) Net loss from principal transactions in commodities in trading accounts.		0
(4) Interest and dividend expense deducted in determining item 2a.		0
(5) Net loss from management of or participation in the underwriting or distribution of securities.		0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		0
(7) Net loss from securities in investment accounts.		0
Total additions		0
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		579,892
(2) Revenues from commodity transactions.		0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		95,632
(4) Reimbursements for postage in connection with proxy solicitation.		0
(5) Net gain from securities in investment accounts.		0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		0
Total deductions		675,524
2d. SIPC Net Operating Revenues		$ 979,196
2e. General Assessment @ .0025		$ 2,448

(to page 1 but not less than $150 minimum)

DELTA TRUST INVESTMENTS, INC.
SEC. FILE NO. 8-51795

Financial Statements and Additional Information
Years ended December 31, 2009 and 2008

Together With Report of
Independent Registered Public Accounting Firm